UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                        G. Willi-Food International Ltd.
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                                (Name of Issuer)

                Ordinary Shares, nominal value NIS 0.10 per share
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                         (Title of Class of Securities)

                                    M52523103
                                 ---------------
                                 (CUSIP Number)

                               4 Nahal Harif St.,
                               Yavne 81224, Israel
                             Attention: Zwi Williger
                            Telephone: 972-8-932-1000

                                 with a copy to:

               Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
                               One Azrieli Center
                             Tel Aviv 67021, Israel
                            Attn: Perry Wildes, Adv.
                                 972-3-607-4444
--------------------------------------------------------------------------------
   Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications

                                   See Item 1
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [_]


                               Page 1 of 10 Pages

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   CUSIP No.:  M52523103           SCHEDULE 13D      Page 2 of 10 Pages
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Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No.:  M52523103           SCHEDULE 13D      Page 3 of 10 Pages
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--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Willi-Food Investments Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
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                   7    SOLE VOTING POWER
                        -0-
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            6,794,372 Ordinary Shares
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               -0-
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,794,372 Ordinary Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,794,372 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.17%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
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


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   CUSIP No.:  M52523103           SCHEDULE 13D      Page 4 of 10 Pages
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--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph Williger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0- Ordinary Shares (see Item 5)
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            6,794,372 Ordinary Shares
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               -0- Ordinary Shares (see Item 5)
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,794,372 Ordinary Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,794,372 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.17%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

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   CUSIP No.:  M52523103           SCHEDULE 13D      Page 5 of 10 Pages
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zwi Williger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0- Ordinary Shares (see Item 5)
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            6,794,372 Ordinary Shares
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               -0- Ordinary Shares (see Item 5)
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,794,372 Ordinary Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,794,372 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.17%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

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   CUSIP No.:  M52523103            SCHEDULE 13D     Page 6 of 10 Pages
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ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 12 (the "AMENDMENT") amends and supplements the Schedule 13D dated October 7, 2002, as amended (the "SCHEDULE 13D"), originally filed with the Securities and Exchange Commission by Willi-Food Investments Ltd. ("WIL"), Mr. Zwi Williger and Mr. Joseph Williger. On Amendment No. 8, dated September 18, 2007, it was reported that Mr. Zwi Williger and Mr. Joseph Williger sold the majority of their holdings in WIL to Mr. Arieh Bar Lev (Arcadi Gaydamak) ("AG").

     The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the "ORDINARY SHARES"), of G. Willi-Food International Ltd. (the "ISSUER"), an Israeli corporation with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel. Except as provided herein, none of the information reported in the Schedule 13D has been modified and the information reported therein is true and correct as of the date hereof.

     On September 24, 2008, Zvi V & Co. Company Ltd. ("ZVC"), a private company under the control of Zwi Williger ("ZW"), and Yossi Willi Management & Investments Ltd. ("YWMI"), a private company under the control of Joseph Williger ("JW"), both exercised their call option rights on shares in WIL and warrants (series 2) certificates to acquire shares in WIL that were held by AG and were granted by AG to ZVC and YWMI as security for loans that each made to AG. As a result, ZW (through ZVC) has acquired 2,059,539 additional WIL shares and 150,000 additional WIL warrants (series 2) certificates, and JW (though
YWMI) has acquired 2,059,538 additional WIL shares and 150,000 additional WIL warrants (series 2) certificates .

     Loans from ZVC and YWMI to AG were made under separate loan and option agreements signed August 31, 2008 pursuant to which each of ZVC and YWMI loaned NIS 38 million to AG. Each loan was secured by securities in several companies, including a first priority lien on 2,059,539 (or 2,059,538) shares of WIL (50% of AG's total WIL shares) and on 150,000 warrants (series 2) certificates (50% of AG's total WIL warrants (series 2) certificates). For each loan, the shares in WIL represent 22.17% of all shares outstanding and 22.49% of the voting rights. On a fully diluted basis with the exercise of all options for each loan, the shares in WIL represent 21.06% of outstanding shares and 21.37% of the voting rights. Under the loan and option agreements, both ZVC and YWMI were granted call rights to acquire any or all of the securities on the occurrence of a default.

     In addition, this Amendment modifies Amendment No. 11, dated July 9, 2008, by providing additional detail about the Issuer shares acquired by AG on May 28, 2008. AG acquired these shares using proceeds of a loan granted to AG from ZW. The loan was secured by a lien on the shares, and the loan was repaid in August 2008.

     In addition, in a separate loan agreement signed on September 1, 2008, ZW provided a new loan to AG in the amount of approximately USD 4.5 million. This loan is secured, among others, by a lien on the Issuer shares acquired by AG on May 28, 2008. The maturity date of the loan is October 16, 2008.

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   CUSIP No.:  M52523103            SCHEDULE 13D     Page 7 of 10 Pages
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ITEM 2. IDENTIFY AND BACKGROUND.

     Item 2 of the Schedule 13D, "Identity and Background" is hereby amended and restated by replacing it with the following:

     (a) This Statement is being filed by WIL, ZW, and JW. Each of the Reporting Persons has made, and will continue to make, its own investment decisions with respect to securities of the Issuer, including the Ordinary Shares (see Item 5). Each Reporting Person expressly disclaims membership in a "group" with any other person within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "ACT").

     (a), (b) and (c) WIL is a public corporation traded on the Tel Aviv Stock Exchange that is organized under the laws of Israel. WIL is a holding company that controls the Issuer. WIL's principal business and executive office are located at 4 Nahal Harif St., Yavne 81224, Israel. SCHEDULE 1 sets forth the respective business addresses of the directors and executive officers (the "LISTED PERSONS") of WIL. ZW is the Chief Executive Officer and a Director of WIL. JW is Chairman of the Board of WIL.

     (d) and (e) None of the Reporting Persons and none of the Listed Persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) ZW and JW are citizens of Israel. SCHEDULE 1 sets forth the citizenship of each of the Listed Persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of Schedule 13D, "Source and Amount of Funds or Other Consideration" is amended by adding the following paragraph:

     Personal funds of ZW and JW were used to provide both NIS 38 million loans to AG described in Item 1, above.

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   CUSIP No.:  M52523103            SCHEDULE 13D     Page 8 of 10 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D, "Interest in Securities of the Issuer" is amended and restated to read as follows:

     (a) As of October 16, 2008, (i) WIL beneficially owned 6,794,372 Ordinary Shares, equal to approximately 66.17% of the total number of Ordinary Shares outstanding as of that date; (ii) JW beneficially owned 6,794,372 Ordinary Shares, equal to approximately 66.17% of the total number of Ordinary Shares outstanding as of that date; and (iii) ZW beneficially owned 6,794,372 Ordinary Shares, equal to approximately 66.17% of the total number of Ordinary Shares outstanding as of that date.

     (b) As of October 16, 2008, WIL, ZW, and JW have shared voting and dispositive power over the 6,794,372 Ordinary Shares that are beneficially owned by them. WIL, JW, and ZW have no agreement to act as a group with respect to the shares beneficially owned by the other.

     (f) There were no transactions in Ordinary Shares by any of the Reporting Persons in the last 60 days.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;
                            SIGNATURES ON NEXT PAGE]

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   CUSIP No.:  M52523103            SCHEDULE 13D     Page 9 of 10 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: October 16, 2008                          Willi-Food Investments Ltd.


                                                 By: /s/ Joseph Williger
                                                 -----------------------
                                                 Joseph Williger
                                                 Chairman


Dated: October 16, 2008                          By: /s/ Joseph Williger
                                                 -----------------------
                                                 Joseph Williger


Dated: October 16, 2008                          By: /s/ Zwi Williger
                                                 --------------------
                                                 Zwi Williger

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   CUSIP No.:  M52523103                             Page 10 of 10 Pages
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                                   SCHEDULE 1

     Set forth below are the names of the directors and executive officers of Willi-Food Investments Ltd. and their present business addresses, principal occupation or employment and citizenship.

Name of Director                Business address                Principal Occupation             Citizenship
----------------                ----------------                --------------------             -----------
Joseph Williger                 4 Nahal Harif St.,              Chief Executive Officer and      Israel
                                Yavne 81224, Israel             Director

Zwi Williger                    4 Nahal Harif St.,              Chief Operating Officer and      Israel
                                Yavne 81224, Israel             Director

Gil Hochboim                    4 Nahal Harif St.,              Vice President                   Israel
                                Yavne 81224, Israel

Ety Sabach                      4 Nahal Harif St.,              Chief Financial Officer          Israel
                                Yavne 81224, Israel

Israel Adler                    18 Alterman St.,                Lawyer                           Israel
                                Kefar Saba Israel

Sigal Grinboim                  7 Barazani St.,                 CPA                              Israel
                                Tel-Aviv Israel

Shmuel Mesenberg                15 Hafetz Mordechai St.,        Director                         Israel
                                Petah Tikva Israel